EXHIBIT 18.1

April 3, 2013

The Board of Directors
PVH Corp.
200 Madison Avenue
New York, NY 10016

Dear Directors:

Note 1 of Notes to the consolidated financial statements of PVH Corp. included in its Annual Report on Form 10-K for the year ended February 3, 2013 describes changes in the methods of accounting for actuarial gains and losses and the calculation of the market-related value of plan assets related to its pension and other postretirement benefit plans.  The change in method of recognizing actuarial gains and losses is from a minimum amortization method to an immediate recognition method. The change in method of calculating the market-related value of plan assets is from a calculated value that reflects changes in the fair value of plan assets over five years to fair value. There are no authoritative criteria for determining a 'preferable' method of recognizing actuarial gains and losses or determining the market-related value of plan assets based on the particular circumstances; however, we conclude that such changes in methods of accounting are to acceptable alternative methods which, based on your business judgment to make these changes and for the stated reasons, are preferable in your circumstances.

Very truly yours,

/s/Ernst & Young LLP
New York, NY